March 31, 2011	Unaudited Condensed Consolidated Financial Statements

Suite 118, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Phone: (604) 687-4018
Fax: (604) 687-4026

Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	March 31, 2011	December 31, 2010	January 1, 2010

ASSETS
Current assets
Cash and cash equivalents		294,116	314,344	265,369
Restricted cash	6	55,399	52,425	50,000
Marketable securities		6,864	8,027	13,951
Accounts receivable and other		34,123	42,437	26,434
Inventories		147,982	147,263	129,197
		538,484	564,496	484,951
Inventories		28,940	29,627	31,534
Investment in significantly influenced company	5	6,324	6,202	-
Deferred income tax assets		6,562	-	-
Restricted assets and other		19,741	19,328	13,759
Property, plant and equipment		2,742,579	2,699,787	2,527,567
Goodwill		365,928	365,928	324,935
		3,708,558	3,685,368	3,382,746
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		148,490	145,695	153,036
Current debt	7	93,648	98,523	56,499
		242,138	244,218	209,535
Debt	7	63,596	68,140	134,533
Asset retirement obligations		33,632	33,228	26,995
Pension fund obligation		12,595	12,019	7,811
Deferred tax liabilities		329,537	330,512	355,425
		681,498	688,117	734,299
Equity
Share capital	11	2,818,238	2,814,679	2,671,634
Treasury stock	12(b)	(5,870)	-	-
Contributed surplus		28,326	22,967	17,865
Accumulated other comprehensive income		(2,213)	(1,637)	2,227
Retained earnings (deficit)		149,953	125,221	(69,423)
Total equity attributable to shareholders of the Company		2,988,434	2,961,230	2,622,303
Attributable to non-controlling interests		38,626	36,021	26,144
		3,027,060	2,997,251	2,648,447
		3,708,558	3,685,368	3,382,746

Subsequent events	7(a)(d)

Approved on behalf of the Board of Directors

   (Signed) Robert R. Gilmore        Director                         (Signed) Paul N. Wright        Director

See accompanying notes to the unaudited consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars, except per share amounts)

For the quarter ended March 31	Note	2011	2010

Revenue
Metal sales		218,073	181,479

Cost of sales
Production costs		74,311	64,590
Depreciation and amortization		31,217	23,333
Total cost of sales		105,528	87,923
Gross profit		112,545	93,556

Exploration expenses		3,841	3,333
Mine standby costs		-	706
General and administrative expenses		21,034	10,418
Employee benefit expenses	8	423	211
Share based payments		7,352	6,947
Asset retirement obligation costs		366	513
Foreign exchange loss (gain)		647	(1,560)
Gain on disposal of assets		-	(1,506)
Operating profit		78,882	74,494

Gain on marketable securities		(635)	(1,112)
Other (income) expenses		(1,397)	(671)
Interest and financing costs		1,589	2,613

Profit before taxation		79,325	73,664
Income tax expense		20,625	20,356
Profit for the period		58,700	53,308

Attributable to:
Shareholders of the Company		52,473	50,502
Non-controlling interests		6,227	2,806
Profit for the period		58,700	53,308

Weighted average number of shares outstanding
Basic		548,320	538,009
Diluted		551,500	540,911

Earnings per share attributable to shareholders of the Company:
Basic earnings per share		0.10	0.09
Diluted earnings per share		0.10	0.09

See accompanying notes to the unaudited consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31	2011	2010

Profit for the period	58,700	53,308
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets (net of taxes of $nil and $106)	(414)	1,459
Realized losses on disposal of available-for-sale financial assets transferred to net income	(162)	-
Actuarial losses on defined benefit pension plans	-	-
Total other comprehensive (loss) income for the period	(576)	1,459
Total comprehensive income for the period	58,124	54,767

Attributable to:
Shareholders of the Company	51,897	51,961
Non-controlling interests	6,227	2,806
Total comprehensive income for the period	58,124	54,767

See accompanying notes to the unaudited consolidated financial statements

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of changes in Equity

(Expressed in thousands of U.S. dollars)

		Attributable to shareholders of the Company
	Note	Share capital	Treasury stock	Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total	Non-controlling interests	Total equity
Balance at January 1, 2011	11	2,814,679	-	22,967	(1,637)	125,221	2,961,230	36,021	2,997,251
Total comprehensive (loss) income for the quarter		-	-	-	(576)	52,473	51,897	6,227	58,124
									-
Dividends declared to Non-controlling interests		-	-	-	-	-	-	(3,622)	(3,622)
Purchase of treasury stock		-	(5,870)	-	-	-	(5,870)	-	(5,870)
Shares issued upon exercise of share options, for cash		2,080	-	-	-	-	2,080	-	2,080
Estimated initial fair value of employee options exercised		813	-	-	-	-	813	-	813
Shares issued upon exercise of warrants, for cash		666	-	-	-	-	666	-	666
Options exercised, credited to share capital		-	-	(813)	-	-	(813)	-	(813)
Share based payments		-	-	6,172	-	-	6,172	-	6,172
Dividend paid to shareholders of the Company		-	-	-	-	(27,741)	(27,741)	-	(27,741)
Balance at March 31, 2011		2,818,238	(5,870)	28,326	(2,213)	149,953	2,988,434	38,626	3,027,060

		Attributable to shareholders of the Company
	Note	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total	Non-controlling interests	Total equity
Balance at January 1, 2010		2,671,634	17,865	2,227	(69,423)	2,622,303	26,144	2,648,447
Total comprehensive income for the quarter		-	-	1,459	50,502	51,961	2,806	54,767

Dividends declared to Non-controlling interests		-	-	-	-	-	(1,286)	(1,286)
Shares issued upon exercise of share options, for cash		5,594	-	-	-	5,594	-	5,594
Estimated initial fair value of employee options exercised		1,981	-	-	-	1,981	-	1,981
Share based payments		-	6,947	-	-	6,947	-	6,947
Stock-based compensation on Brazauro warrants & options converted		-	-	-	-	-	-	-
Options exercised, credited to share capital		-	(1,981)	-	-	(1,981)	-	(1,981)

Balance at March 31, 2010		2,679,209	22,831	3,686	(18,921)	2,686,805	27,664	2,714,469

See accompanying notes to the unaudited consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31	Note	2011	2010

Cash flows generated from (used in):
Operating activities
Profit for the period		58,700	53,308
Items not affecting cash
Provisions for asset retirement obligations		366	513
Depreciation and amortization		31,217	23,333
Unrealized foreign exchange loss		1,733	-
Deferred tax recovery		(7,494)	(776)
Gain on disposal of assets		-	(1,506)
Gain on marketable securities		(635)	(1,112)
Share based payments		7,352	6,947
Employee benefit expense		423	211
		91,662	80,918

Changes in non-cash working capital	13	18,719	(18,479)
		110,381	62,439
Investing activities
Purchase of mining interests and property, plant and equipment		(78,338)	(47,300)
Proceeds from the sale of mining interests and property, plant and equipment		17	2,266
Proceeds from the sale of marketable securities		938	692
Investment purchases		(1,318)	-
Increase in restricted cash		(3,000)	(2,121)
Increase in restricted asset and other		-	(2,512)
		(81,701)	(48,975)
Financing activities
Issuance of common shares for cash		2,746	5,594
Dividend paid to non-controlling interests		(6,873)	(1,286)
Dividend paid to shareholders		(27,741)	-
Purchase of treasury stock		(5,870)	-
Long-term and bank debt proceeds		1,757	-
Long-term and bank debt repayments		(12,927)	-
		(48,908)	4,308
Net (decrease) increase in cash and cash equivalents		(20,228)	17,772
Cash and cash equivalents - beginning of period		314,344	265,369

Cash and cash equivalents - end of period		294,116	283,141
			283,141
			-

See accompanying notes to the unaudited consolidated financial statements.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.

General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has ongoing exploration and development projects in Turkey, China, Greece and Brazil. The Company acquired control of Sino Gold Mining Ltd. (“Sino Gold”) in December 2009, including its two producing mines, Jinfeng and White Mountain, as well as the Eastern Dragon development project. It also completed in July 2010 the acquisition of Brazauro Resources Corporation (“Brazauro”), whose main asset is the Tocantinzinho exploration and development project in Tapajós, Brazil.

Eldorado is a public company which is listed on the Toronto Stock Exchange, New York Stock Exchange and the Australian Stock Exchange and is incorporated and domiciled in Canada.

2.

Basis of preparation and first-time adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly the Company has commenced reporting on this basis in these condensed consolidated financial statements. In the financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting (“IAS 34”) and IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”). Subject to certain IFRS 1 transition elections disclosed in note 14, the Company has consistently applied the same accounting policies in its opening IFRS balance sheet as at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 14 discloses the impact of the transition to IFRS on the Company’s reported balance sheet and comprehensive income, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

These condensed consolidated interim financial statements do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements for year-end reporting purposes. Results for the period ended March 31, 2011 are not necessarily indicative of future results. Any subsequent changes to IFRS that are reflected in the Company’s consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

Upcoming changes in accounting standards

The following standards and amendments to existing standards have been published and are mandatory for Eldorado’s annual accounting periods beginning January 1, 2012, or later periods:

•

IFRS 9 ‘Financial Instruments: Classification and Measurement’ – This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. This standard is effective for years beginning on/after January 1, 2013.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies

The principal accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated financial statements, and have been applied consistently by Eldorado entities. Refer to Note 14 for the IFRS 1 exemptions taken in applying IFRS for the first time.

3.1

Basis of presentation and principles of consolidation

(i)

Subsidiaries

Subsidiaries are entities controlled by Eldorado. Control exists when Eldorado has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The purchase method of accounting is used to account for business acquisitions. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date, irrespective of the extent of any non-contolling interest. The excess of the cost of acquisition over the fair value of Eldorado’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets acquired, the difference, or gain is recognised directly in the income statement.

The most significant wholly owned and partially owned subsidiaries of Eldorado, are presented below:

Subsidiary	Location	Ownership interest	Status	Operations and development projects owned
Qinghai Dachaidan Mining Ltd (QDML)	China	90%	Consolidated	TJS Gold Mine
Tüprag Metal Madencilik Sanayi ve Ticaret AS	Turkey	100%	Consolidated	Kişladağ Gold Mine Efemcukuru Project
Unamgen Mineração e Metalurgia S/A	Brazil	100%	Consolidated	Vila Nova Iron Ore Mine
Thracean Gold Mining SA	Greece	100%	Consolidated	Perama Hill Project
Sino Guizhou Jinfeng Mining Limited	China	82%	Consolidated	Jinfeng Mine
Sino Gold Jilin BMZ Mining Limited	China	95%	Consolidated	White Mountain Mine
Heihe Rockmining Limited	China	95%	Consolidated	Eastern Dragon Project
Brazauro Resources Corporation	Brazil	100%	Consolidated	Tocantinzinho Project

(ii)

Associates (equity accounted investees)

Associates are those entities where Eldorado has the ability to exercise significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Associates and jointly controlled entities are accounted for using the equity method (equity accounted investees) and are generally recognized initially at cost. The consolidated financial statements include Eldorado’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of Eldorado, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

At each balance sheet date, the investment in associates is assessed for indicators of impairment.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

(iii) Transactions with non-controlling interests

Eldorado treats transactions with non-controlling interests as transactions with third parties. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(iv)

Transactions eliminated on consolidation

Intra-company and intercompany balances and transactions, and any unrealized income and expenses arising from all such  transactions, are eliminated in preparing the consolidated financial statements.

3.2

Foreign currency translation

(i)

Functional and presentation currency

Items included in the financial statements of each of Eldorado’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars, which is the Company’s functional and presentation currency, as well as the functional currency of all significant subsidiaries.

(ii)

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

3.3

Property, plant and equipment

(i)

Cost and valuation

Property, plant and equipment are carried at cost less accumulated depreciation and any impairment in value. When an asset is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is recognized as a gain or loss in the income statement.

(ii)

Property, plant and equipment

Property, plant and equipment include expenditures incurred on properties under development, significant payments related to the acquisition of land and mineral rights and property, plant and equipment which are recorded at cost on initial acquisition. Cost includes the purchase price and the directly attributable costs of acquisition or construction required to bring an asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

(iii)

Depreciation

Mine development costs, property, plant and equipment and other mining assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over a mine’s estimated life using the units-of-production method calculated based on proven and probable reserves.  Capitalized development costs related to a multi-pit operation are amortized on a pit-by-pit basis over the pit’s estimated life using the unit of production method calculated based on proven and probable reserves related to each pit.

Property, plant and equipment and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful life of the assets.

Where components of an asset have a different useful life and cost that is significant to the total cost of the asset, depreciation is calculated on each separate component.

Depreciation methods, useful lives and residual values are reviewed at the end of each year.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

(iv)

Subsequent costs

Expenditure on major maintenance or repairs includes the cost of replacement parts of assets and overhaul costs.  Where an asset or part of an asset is replaced and it is probable that further future economic benefit will flow to the Company, the expenditure is capitalized.  Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefit will flow to the Company and any remaining costs of previous overhauls relating to the same asset are derecognized.  All other expenditures are expensed as incurred.

v)

Deferred stripping costs

Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs are capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs (pre-stripping). Capitalized stripping costs are amortized on a unit of production basis over the economically recoverable proven and probable reserves to which they relate.

(vi)

Borrowing costs

Borrowing costs are expensed as incurred except where they are directly attributable to the financing of construction or development of assets requiring a substantial period of time to prepare for their intended future use.  Interest is capitalized up to the date when substantially all the activities necessary to prepare the asset for its intended use are complete.

Investment income arising on the temporary investment of proceeds from borrowings is offset against borrowing costs being capitalized.

(vii)

 Mine standby and restructuring costs

Mine standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Mine standby costs include labour, maintenance and mine support costs during temporary shutdowns of a mine. Restructuring costs include severance payments to employees laid off as a result of outsourcing the mining function.

3.4

Exploration and evaluation expenditures

Exploration expenditures reflect the costs related to the initial search for mineral deposits with economic potential or obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. All expenditures relating to exploration activities are expensed as incurred.

Evaluation expenditures reflect costs incurred at development projects related to establishing the technical and commercial viability of developing mineral deposits identified through exploration or acquired through a business combination or asset acquisition.

Evaluation expenditures include the cost of:

i)

establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve,

ii)

determining the optimal methods of extraction and metallurgical and treatment processes,

iii)

studies related to surveying, transportation and infrastructure requirements,

iv)

permitting activities, and

v)

economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

Evaluation expenditures and the subsequent mine development costs are capitalized if management determines that there is sufficient evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when it is expected the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

▪

There is a probable future benefit that will contribute to future cash inflows;

▪

The Company can obtain the benefit and control access to it, and;

▪

The transaction or event giving rise to the benefit has already occurred.

Expenditures incurred on extensions of mineral properties which are already being mined or developed that increase production volume or extend the life of those properties are also capitalized. Capitalized expenditures are assessed for potential impairment at the end of each reporting period.

3.5

Goodwill and other intangible assets

Intangible assets consist of all identifiable non-monetary assets without physical substance. Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses, if any. The following are the main categories of intangible assets:

(i)

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Eldorado's share of the net assets of the acquired subsidiary, associate, joint venture or business at the date of acquisition. Goodwill on acquisition of subsidiaries and businesses is shown separately as goodwill in the financial statements. Goodwill on acquisition of associates is included in investments in significantly influenced company and tested for impairment as part of the overall balance.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. The impairment testing is performed annually or more frequently if events or changes in circumstances indicate that it is impaired.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash-generating units to which goodwill has been allocated changes due to a re-organization, the goodwill is re-allocated to the units affected.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Acquisitions prior to January 1, 2010

As described in note 14 (a), on transition to IFRS, Eldorado elected to restate only those business combinations that occurred on or after January 1, 2010. In respect of acquisitions prior to January 1, 2010, goodwill represents the amount recognized under Eldorado’s previous accounting framework, Canadian GAAP.

Acquisitions on or after January 1, 2010

For acquisitions on or after January 1, 2010, goodwill represents the excess of the fair value of the consideration transferred over Eldorado’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. Goodwill is not recognized in respect of non-controlling interests. When the excess is negative (negative goodwill), it is recognized immediately in income.

3.6

Impairment of non-financial assets

Other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment test is performed when the impairment indicators demonstrate that the carrying amount may not be recoverable.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is an asset’s fair value less cost to sell and value in use.   For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units, or ‘CGU’s).  These are typically the individual mines or development projects.

Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU based on the detailed mine and/or production plans. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. For mining assets, fair value less cost to sell is often estimated using a discounted cash flow approach because a fair value is not readily available from an active market or binding sale agreement. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. Non-financial assets other than goodwill impaired in prior periods are reviewed for possible reversal of the impairment when events or changes in circumstances indicate that an item is no longer impaired.

3.7

Financial assets

(i) Classification

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities of greater than 12 months after the end of the reporting period, which are classified as non-current assets. Eldorado’s loans and receivables comprise cash and cash equivalents, restricted cash, accounts receivable and other and restricted assets and other in the balance sheet.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. Eldorado’s available-for-sale financial assets comprise marketable securities not held for the purpose of trading.

(ii) Recognition and measurement

Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘gain or loss on marketable securities’ in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of other income when Eldorado’s right to receive payments is established.

When marketable securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in other comprehensive income are included in the income statement as ‘gain or loss from marketable securities’.

 (iii)

Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset that was previously recognized in profit or loss – is removed from equity and recognized in the income statement.

All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. Impairment losses recognized for equity securities are not reversed.

3.8  Derivative financial instruments

Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are measured at fair value, and changes in fair value thereafter are recognized in profit and loss. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date. Derivatives are not accounted for using hedge accounting.

3.9

 Inventories

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and conditions are accounted for as follows:

i)

Product inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations, doré awaiting refinement and unsold bullion, all of which are valued at the lower of average cost and net realizable value. Product inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation and amortization of property, plant and equipment.

Inventory costs are charged to operations on the basis of ounces of gold sold. The Company regularly evaluates and refines estimates used in determining the costs charged to operations and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.

Inventories for which processing and sale is not expected to complete within one year is classified as non-current.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

ii)

Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, which are valued at the lower of average cost and net realisable value and, where appropriate, less a provision for obsolescence. Costs include acquisition, freight and other directly attributable costs.

3.10  Trade receivables

Trade receivables are amounts due from customers for bullion, doré or iron ore sold in the ordinary course of business.

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

3.11   Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

3.12   Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares held by the Company are classified as treasury stock and recorded as a reduction to shareholders’ equity.

3.13  Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

3.14   Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost, calculated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the facility to which it relates.

3.15

  Current and deferred income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the income statement except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. The tax rate used is the rate that is substantively enacted.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time that the liability to pay the related dividend is recognized.

3.16

   Employee benefits

(i)

Defined benefit plans

Certain employees have entitlements under Company pension plans which are defined benefit pension plans.  For defined benefit plans, the level of benefit provided is based on the length of service and earnings of the person entitled.

The cost of the defined benefit plan is determined using the projected unit credit method.  The related pension liability recognized in the statement of financial position is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

The Company obtains actuarial valuations for defined benefit plans for each balance sheet date. Actuarial assumptions used in the determination of defined benefit pension plan liabilities are based on best estimates, including discount rates, rate of salary escalation and expected retirement dates of employees. The expected long-term rate of return on assets is estimated based on the fair value of plan assets, asset allocation and expected long-term rates of return.

Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income without recycling to the statement of income in subsequent periods.  Current service cost, the vested element of any past service cost, the expected return on plan assets and the interest arising on the pension liability are included in the same line items in the statement of income as the related compensation cost.

Past service costs are recognized immediately to the extent the benefits are vested, and otherwise are amortized on a straight-line basis over the average period until the benefits become vested.

 (ii) Termination benefits

Eldorado recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination.  Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

(iii)

Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if Eldorado has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

3.17   Share-based payment transactions

The Company applies the fair value method of accounting for all stock option awards and equity settled restricted share units. Under this method the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model for stock option awards, and the quoted market value of the shares for restricted share units. The fair value of the options is expensed over the vesting period of the options. No expense is recognized for awards that do not ultimately vest.

3.18

   Provisions

A provision is recognized if, as a result of a past event, Eldorado has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(i)

Rehabilitation and restoration

Provision is made for mine rehabilitation and restoration when an obligation is incurred. The provision is recognised as a liability with a corresponding asset recognised in relation to the mine site. At each reporting date the rehabilitation liability is re-measured in line with changes in discount rates, and timing or amount of the costs to be incurred.

The provision recognised represents management’s best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of necessary remediation activities and the timing, extent and costs of required restoration and rehabilitation activity.

These uncertainties may result in future actual expenditure differing from the amounts currently provided.

The provision recognised is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the balance sheet by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges.

3.19

   Revenue recognition

Revenue from the sale of bullion, doré and iron ore is recognized when persuasive evidence of an arrangement exists, the bullion, doré and iron ore has been shipped, title has passed to the purchaser, the price is fixed or determinable, and collection is reasonably assured.

3.20

   Finance income and expenses

Finance income comprises interest income on funds invested (including available-for-sale financial assets), gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets. All borrowing costs are recognized in profit or loss using the effective interest method, except for those amounts capitalized as part of the cost of qualifying property, plant and equipment.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

3.21   Earnings per share

Eldorado presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise warrants and share options granted to employees.

4.

Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined proven and probable reserves, value beyond proven and probable reserves, fair values for purposes of purchase price allocations for business acquisitions, asset impairment analysis, valuation of derivative contracts, determination of recoverable metal on leach pads, reclamation obligations, share-based payments and warrants, pension benefits, valuation allowances for deferred income tax assets, the provision for income tax liabilities, deferred income taxes and assessing and evaluating contingencies. Actual results could differ from these estimates.

5.

Investment in significantly influenced company

In March 2011, the Company acquired an additional 2,340,000 units of Serabi Mining Plc (“Serabi”) for $1,318 pursuant to the Serabi initial public offering on the Toronto Stock Exchange.  Each unit consists of one ordinary share and one half of one purchase warrant.

As at the end of the period the Company holds 16,840,000 ordinary shares and 2,420,000 purchase warrants of Serabi. This represents approximately a 26.3% interest in Serabi or 29% if the Company exercises all of its purchase warrants. The investment in Serabi is being accounted for under the equity method as follows:

$
Original purchase	5,375
Additional purchase during 2010	1,352
Equity loss	(525)
Balance at December 31, 2010	6,202
Additional purchase during the period	1,318
Equity loss for the period	(1,196)
Balance at March 31, 2011	6,324

The Company acquired 2,500,000 special warrants of Serabi for $1,352 in December 2010. Each special warrant was converted to one ordinary common share and one half of one purchase warrant with no further action by the Company upon Serabi obtaining a share listing on the TSX.

Serabi is a gold mining company that is focused on the Tapajós region of Northern Brazil.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.

Restricted cash

Restricted cash represents short-term interest-bearing money market securities and funds held on deposit as collateral for the following loans:

	March 31, 2011 $	December 31, 2010 $

Eastern Dragon CMB standby letter of credit loan (note 7(c))	52,399	52,425
Unamgen HSBC letter of credit	3,000	-
	55,399	52,425

7.

Debt

	March 31, 2011 $	December 31, 2010 $
Current:
Jinfeng construction loan	21,353	21,139
White Mountain fixed asset project loan	9,848	9,749
White Mountain working capital project loan (a)	6,238	6,176
White Mountain working capital loan (b)	-	7,549
Eastern Dragon CMB standby letter of credit loan (c)	48,807	48,317
Eastern Dragon HSBC revolving loan facility (d)	7,402	5,593
	93,648	98,523
Non-current:
Jinfeng construction loan	48,251	52,951
White Mountain fixed asset project loan	15,345	15,189
	63,596	68,140

(a) White Mountain working capital project loan

In April 2011, White Mountain pre-paid the full amount outstanding under this loan.

 (b) White Mountain working capital loan

In 2010, White Mountain entered into a RMB 50.0 million ($7,549) working capital loan with China Merchants Bank (“CMB”).

The working capital loan has a term of one year and is due on September 1, 2011. This loan is subject to a floating interest rate adjusted annually to the prevailing lending rate stipulated by the People’s Bank of China for similar loans.

This loan is secured by a letter of guarantee issued by Eldorado.

In January 2011, White Mountain pre-paid the full amount of this loan.

(c) Eastern Dragon facilities

CMB Standby letter of Credit loan

In January 2010, Eastern Dragon entered into a RMB 320.0 million ($48,807) Standby letter of credit loan with CMB. This loan has a one year term and is subject to a floating interest rate adjusted quarterly at 90% of the prevailing lending rate stipulated by the People’s Bank of China for working capital loans. This loan is collateralized by way of a $52,200 irrevocable letter of credit issued by Sino Gold to CMB.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.

Debt (continued)

On February 5, 2010, Eastern Dragon made a drawdown on this loan which was used to repay the LC loan with CCB.

In February 2011, this loan was extended for another year.

This loan is to be repaid when Eastern Dragon obtains the required project approval that will allow it to complete the first drawdown on the project-financing loan. This loan is subject to an annual management fee of 10% of the interest accrued on the drawn down and outstanding amount. This management fee is paid in advance quarterly.

(d) HSBC revolving loan facility

In May 2010, Eastern Dragon entered into a RMB 80.0 million ($12,202) revolving facility (“the Facility) with HSBC Bank (China). Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility has a term of up to one year.

In December 2010, the Facility was reviewed by the bank and was extended to November 30, 2011.

The Facility is secured by a letter of guarantee issued by Eldorado. Eldorado must maintain at all times a security coverage ratio of 110% of the amounts drawn down. As at March 31, 2011, the security coverage is $8,142.

As at March 31, 2011, RMB 48.5 million ($7,402) had been drawn under this Facility.

This Facility is to be repaid when Eastern Dragon obtains the required project approval that will allow it to complete the second drawdown on the project-financing loan.

Subsequent to March 31, 2011, Eastern Dragon drew RMB 4.3 million ($656) under this Facility and the security coverage was increased to $8,864.

(e) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and QDML, entered into a RMB 12.0 million ($1,830) entrusted loan agreement, which was subsequently increased to RMB 50.0 million ($7,626) in January 2011.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon.

The entrusted loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML.

As at March 31, 2011, RMB 29.0 million ($4,423) has been drawn under the entrusted loan.

The entrusted loan has been recorded on a net settlement basis.

8.

Defined benefit plan expense

	March 31, 2011 $	March 31, 2010 $

Pension plan expense	31	176
SERP expense*	392	36
Total	423	211

* Non-registered supplemental retirement plan

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.

Compensation of key management

Key management includes directors (executive and non-executive) and officers of the Company.

During the quarter some key management received their normal first quarter compensation plus a special bonus of $7,387.

10.

Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures such as net property, plant and equipment as well as operational results. During the period ended March 31, 2011, Eldorado had five reporting segments based on the geographical location of mining and exploration and development activities.

10.1

  Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Brazil reporting segment includes the Vila Nova mine and development activities of Tocantinzinho and exploration activities in Brazil. The Turkey reporting segment includes the results of the Kişladağ mine and development activities of the Efemçukuru development project and exploration activities inTurkey. The China reporting segment includes the results of the Tanjianshan mine, Jinfeng mine, White Mountain mine, the Eastern Dragon development project and exploration activities in China. The Greece reporting segment includes the development activities of the Perama Hill development project. The Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries. Financial information about each of these operating segments is reported to the chief executive officer and the executive management on at least a monthly basis.

	March 31, 2011
	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Net property, plant and equipment
Producing properties	266,356	1,154,542	-	-	-	1,420,898
Properties under development	201,574	759,924	134,626	161,024	-	1,257,148
Iron ore property	-	-	46,515	-	-	46,515
Other	13,468	558	245	-	3,747	18,018
	481,398	1,915,024	181,386	161,024	3,747	2,742,579

Goodwill	-	365,928	-	-	-	365,928

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.

Segment information (continued)

	December 31, 2010
	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Net property, plant and equipment
Producing properties	248,857	1,164,849	-	-	-	1,413,706
Properties under development	170,955	754,959	131,947	160,336	-	1,218,197
Iron ore property	-	-	47,420	-	-	47,420
Other	11,580	5,150	245	-	3,489	20,464
	431,392	1,924,958	179,612	160,336	3,489	2,699,787

Goodwill	-	365,928	-	-	-	365,928

Operations
	For the three months ended March 31, 2011
	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Revenue from:
Gold sales	70,750	136,705	-	-	-	207,455
Iron ore sales	-	-	10,618	-	-	10,618
Revenue from external customers	70,750	136,705	10,618	-	-	218,073
Expenses (income) except the undernoted	23,441	52,878	5,543	(52)	23,277	105,087
Depletion, depreciation and amortization	2,407	27,481	829	-	500	31,217
Exploration	2,291	375	547	-	628	3,841
Other (income) expense	(1,156)	(259)	-	-	18	(1,397)
Profit (loss) before taxation	43,767	56,230	3,699	52	(24,423)	79,325
Income tax (expense) recovery	(11,332)	(14,885)	5,595	-	(3)	(20,625)

Profit (loss) for the period	32,435	41,345	9,294	52	(24,426)	58,700
	For the three months ended March 31, 2010
	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Revenue from:
Gold sales	93,010	88,469	-	-	-	181,479
Revenue from external customers	93,010	88,469	-	-	-	181,479
Expenses (income) except the undernoted	27,549	43,845	178	45	11,003	82,620
Depletion, depreciation and amortization	4,477	18,547	18	-	291	23,333
Exploration	1,274	957	524	-	578	3,333
Mine standby costs	-	-	706	-	-	706
Other (income) expense	(130)	(485)	-	-	(56)	(671)
Gain on disposal of assets	-	(1,504)	-	-	(2)	(1,506)
Profit (loss) before taxation	59,840	27,109	(1,426)	(45)	(11,814)	73,664
Income tax (expense) recovery	(13,003)	(7,436)	-	-	83	(20,356)

Profit (loss) for the period	46,837	19,673	(1,426)	(45)	(11,731)	53,308

All of the non-controlling interest in the Company relates to the China segment.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.

Segment information (continued)

10.2

Economic dependence

At March 31, 2011 the Tanjianshan mine had one major customer, Henan Zhongyuan Gold Smelter Limited Liability Company of Zhongjin Gold Corporation Ltd., to whom it sells its entire production.

10.3

Seasonality/cyclicality of operations

Management does not consider operations to be of a significant seasonal or cyclical nature.

11.

Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At March 31, 2011 there were no non-voting common shares outstanding (December 2010: none).

Voting common shares	Number of Shares	Total $

At 1 January 2011	548,187,192	2,814,679
Shares issued upon exercise of share options, for cash	268,148	2,080
Estimated fair value of share options exercised	-	813
Shares issued for cash upon exercise of warrants	43,875	666
At 31 March 2011	548,499,215	2,818,238

12.

Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2011		2010
	Average exercise price	Number of options	Average exercise price	Number of options
At January 1	9.49	8,720,524	6.11	8,928,901
Granted	16.63	3,446,045	13.29	5,382,500
Exercised	7.66	(268,148)	5.57	(1,037,166)
Forfeited	7.82	(36,668)	9.57	(152,334)
At 31 March	11.59	11,861,753	9.06	13,121,901

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.

Share-based payments (continued)

At March 31, 2011, 7,941,117 share purchase options (March 31, 2010 – 7,308,564) with a weighted average exercise price of $9.83 (March 31, 2010 – Cdn$8.17) had vested and were exercisable. Options outstanding are as follows:

	March 31, 2011
	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$4.00 to $4.99	2,411,222	2.8	4.88	2,411,222	4.88
$5.00 to $5.99	97,500	1.6	5.26	97,500	5.26
$6.00 to $6.99	866,000	2.0	6.44	866,000	6.44
$7.00 to $7.99	563,900	1.4	7.26	563,900	7.26
$9.00 to $9.99	400,700	3.2	9.61	320,699	9.57
$11.00 to $11.99	30,000	3.2	11.40	20,000	11.40
$12.00 to $12.99	251,000	4.1	12.67	97,667	12.53
$13.00 to $13.99	3,576,780	4.0	13.23	2,209,246	13.23
$15.00 to $15.99	350,000	3.3	15.73	250,000	15.62
$16.00 to $16.99	3,281,045	5.1	16.66	1,093,681	16.66
$18.00 to $18.99	24,000	4.8	18.81	8,000	18.81
$19.00 to $20.02	9,606	4.6	20.02	3,202	20.02

	11,861,753	3.7	11.59	7,941,117	9.83

 (b) Restricted share unit plan

During the three months ended March 31, 2011, the Company commenced a Restricted Share Unit (‘‘RSU’’) plan whereby restricted share units may be granted to Senior Management of the Company.  Once vested, an RSU is exercisable into one common share entitling the holder to receive the common share for no additional consideration. A portion of the RSUs granted have a vesting schedule where half vest immediately and the subsequent half vest on the first anniversary of the grant.  The remaining portion of the RSUs granted vest over two years with one third of the RSUs vesting immediately.

The current maximum number of common shares issuable under the RSU plan is 1.5 million. A total of 375,302 restricted share units with a weighted average grant-date fair value of CDN$15.73 per unit were granted during the period ended March 31, 2011 and 154,301 were exercisable.

A summary of the status of the restricted share unit plan and changes during the period ended March 31, 2011 is as follows:

Total RSUs
Balance at December 31, 2010	-
RSUs Granted	375,302
Redeemed	-
Forfeitures	-
Balance at March 31, 2011	375,302

As at March 31, 2011, 365,501 common shares were acquired in connection with this plan and are held in trust. These shares have been included in treasury stock in the balance sheet.

13.

Supplementary cash flow information

	March 31, 2011 $	March 31, 2010 $

Changes in non-cash working capital
Accounts receivable and other	10,215	181
Inventories	(1,547)	242
Accounts payable and accrued liabilities	10,051	(18,902)
Total	18,719	(18,479)

Supplementary cash flow information
Income taxes paid	22,145	20,708
Interest paid	2,253	2,638

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Explanation of transition to IFRS

The accounting policies set out in note 3 have been applied in preparing the financial statements for the three months ended March 31, 2011, the comparative information presented in these financial statements for the year ended December 31, 2010 and in the preparation of an opening IFRS balance sheet at January 1, 2010 (Eldorado’s date of transition).

In preparing its opening IFRS balance sheet, Eldorado has adjusted certain amounts reported previously in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected Eldorado’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

1.    Initial elections upon adoption

Set out below are the applicable IFRS 1 exemptions applied by Eldorado in the conversion from Canadian GAAP to IFRS:

1.1  IFRS exemption options:

Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3, ‘Business combinations’, prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Company elected to apply IFRS 3 prospectively to business combinations occurring after its transition date. Business combinations occurring prior to the transition date have not been restated.

Exemption for share-based payment transactions

An IFRS 1 exemption allows the Company to not apply IFRS 2, ‘Share-based payment’, to equity instruments granted after November 7, 2002 that vested before the date of transition to IFRS. The Company has elected to take the exemption and, as a result, was only required to recalculate the impact on any share based payments that have not vested at the date of transition.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Explanation of transition to IFRS (continued)

Exemption for employee benefits

IFRS 1 provides relief from applying IAS 19, ‘Employee benefits’, for the recognition of actuarial gains and losses. In line with the exemption, the Company elected to recognize all cumulative actuarial gains and losses that existed at its transition date in opening retained earnings for all its employee benefit plans.

Exemption for borrowing costs

IFRS 1 allows a first time adopter to apply the transitional provisions set out in IAS 23, Borrowing Costs.  Taking this exemption allows the Company to apply IAS 23 prospectively from the date of transition.

The Company has not elected to adopt the remaining voluntary exemptions or they do not apply to the Company.

2.    Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity and comprehensive income from that previously reported under Canadian GAAP to that under IFRS. The following tables represent the reconciliation from Canadian GAAP to IFRS for the opening balance sheet (January 1, 2010) and December 31, 2010, the most recent reporting date. The Company’s first-time adoption did not have an impact on cash flows. As there were no material adjustments to cash-flows, no reconciliation has been provided.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Explanation of transition to IFRS (continued)

2.1  Opening balance sheet (January 1, 2010)

		Canadian GAAP	Effect of transition	IFRS
			to IFRS
	Note	January 1, 2010
ASSETS
Current assets
Cash and cash equivalents		265,369	-	265,369
Restricted cash		50,000	-	50,000
Marketable securities		13,951	-	13,951
Accounts receivable and other		26,434	-	26,434
Inventories		129,197	-	129,197
		484,951	-	484,951
Inventories		31,534	-	31,534
Restricted assets and other		13,872	(113)	13,759
Property, plant and equipment	(a); (c); (f)	2,580,816	(53,249)	2,527,567
Goodwill		324,935	-	324,935
		3,436,108	(53,362)	3,382,746

LIABILITIES & EQUITY
Current liabilities
Accounts payables and accrued liabilities	(bii); (e)	157,250	(4,214)	153,036
Current debt		56,499	-	56,499
Deferred income taxes	(aii)	4,264	(4,264)	-
		218,013	(8,478)	209,535
Debt		134,533	-	134,533
Asset retirement obligations	(c)	26,566	429	26,995
Pension fund obligation	(b)	-	7,811	7,811
Deferred income taxes	(a); (c); (e); (f)	390,242	(34,817)	355,425
		769,354	(35,055)	734,299
Non-controlling interests	(d)	26,144	(26,144)	-
Equity
Share capital		2,671,634	-	2,671,634
Contributed surplus		17,865	-	17,865
Accumulated other comprehensive income		2,227	-	2,227
Deficit		(51,116)	(18,307)	(69,423)
Total equity attributable to shareholders of the Company		2,640,610	(18,307)	2,622,303
Attributable to non-controlling interests	(d)	-	26,144	26,144
		2,666,754	7,837	2,648,447
		3,436,108	(53,362)	3,382,746

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Explanation of transition to IFRS (continued)

2.2

Balance sheet (December 31, 2010)

		Canadian GAAP	Effect of transition	IFRS
			to IFRS
	Note	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents		314,344	-	314,344
Restricted cash		52,425	-	52,425
Marketable securities		8,027	-	8,027
Accounts receivable and other		42,437	-	42,437
Inventories		147,263	-	147,263
Deferred income taxes	(aii)	606	(606)	-
		565,102	(606)	564,496
Inventories		29,627	-	29,627
Investment in significantly influenced company		6,202	-	6,202
Restricted assets and other		19,328	-	19,328
Property, plant and equipment	(ai); (c)	2,793,722	(93,935)	2,699,787
Goodwill		365,928	-	365,928
		3,779,909	(94,541)	3,685,368

LIABILITIES & EQUITY
Current liabilities
Accounts payables and accrued liabilities	(bii); (e)	152,781	(7,086)	145,695
Current debt		98,523	-	98,523
Deferred income taxes	(aii)	2,915	(2,915)	-
		254,219	(10,001)	244,218
Debt		68,140	-	68,140
Asset retirement obligations	(c)	24,275	8,953	33,228
Pension fund obligation	(b)	-	12,019	12,019
Deferred income taxes	(a); (c); (e)	430,020	(99,508)	330,512
		776,654	(88,537)	688,117
Non-controlling interests	(d)	36,021	(36,021)	-
Equity
Share capital		2,814,679	-	2,814,679
Contributed surplus		22,967	-	22,967
Accumulated other comprehensive income	(bi)	998	(2,635)	(1,637)
Deficit		128,590	(3,369)	125,221
Total equity attributable to shareholders of the Company		2,967,234	(6,004)	2,961,230
Attributable to non-controlling interests	(d)	-	36,021	36,021
		3,003,255	30,017	2,997,251
		3,779,909	(94,541)	3,685,368
		-	0	0

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Explanation of transition to IFRS (continued)

2.3

Balance Sheet (March 31, 2010)

		Canadian GAAP	Effect of transition	IFRS
			to IFRS
	Note	March 31, 2010
Assets
Current assets
Cash and cash equivalents		283,141	-	283,141
Restricted cash		52,121	-	52,121
Marketable securities		15,559	-	15,559
Accounts receivable and other		26,174	-	26,174
Inventories		121,516	-	121,516
		498,511	-	498,511
Inventories		38,567	-	38,567
Restricted assets and other	(bii)	16,724	(65)	16,659
Property, plant and equipment	(c)	2,606,048	(53,340)	2,552,708
Goodwill		324,935	-	324,935
		3,484,785	(53,405)	3,431,380
LIABILITIES & EQUITY
Current liabilities
Accounts payables and accrued liabilities	(bii); (e)	140,190	(5,006)	135,184
Current debt		61,626	-	61,626
Deferred income taxes	(aii)	4,437	(4,437)	-
		206,253	(9,443)	196,810
Debt		129,618	-	129,618
Asset retirement obligations		27,152	429	27,581
Pension fund obligation	(b)	-	8,145	8,145
Deferred income taxes	(aii); (e)	386,643	(31,886)	354,757
		749,666	(32,755)	716,911
Non-controlling interests	(d)	27,664	(27,664)	-
Equity
Share capital		2,679,209	-	2,679,209
Contributed surplus		22,831	-	22,831
Accumulated other comprehensive income		3,686	-	3,686
Retained earnings (Deficit)		1,729	(20,650)	(18,921)
Total equity attributable to shareholders of the Company		2,707,455	(20,650)	2,686,805
Attributable to non-controlling interests	(d)	-	27,664	27,664
		2,735,119	7,014	2,714,469
Total liabilities and equity		3,484,785	(53,405)	3,431,380

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Explanation of transition to IFRS (continued)

2.4

Reconciliation of Total Comprehensive Income

Reconciliations between the Canadian GAAP and IFRS total comprehensive income for the three ended March 31, 2010 and year ended December 31, 2010 are provided below:

	Note	3 months ended	Year ended
		March 31, 2010	December 31, 2010

Comprehensive Income under Canadian GAAP		57,110	222,291
Profit adjustments
Reduction in pension expense	(b)	412	1,037
Increase in depreciation of asset retirement obligation (net of tax)	(c)	(91)	(274)
Decrease in severance provision expense (net of tax)	(e)	75	300
Revision to asset retirement obligation liability (net of tax)	(c)	-	(866)
Foreign exchange (loss) gain on reversal of deferred income tax	(a)	(2,121)	12,223
Tax adjustment to reflect foreign exchange difference	(aii)	(618)	2,518

Other comprehensive income adjustments
Recognition of actuarial gains/losses in other comprehensive income	(bi)	-	(2,635)
Total IFRS adjustments to comprehensive income		(2,343)	12,303
Comprehensive Income under IFRS		54,767	234,594

Explanatory Notes

a)

i)

Under IFRS, deferred income taxes are not recognized on an asset acquisition providing certain conditions are met,

whereas they are under Canadian GAAP. During 2008, Eldorado completed the acquisition of Frontier Pacific Corporation (“Frontier”) and accounted for this transaction as an asset acquisition. Accordingly, a deferred tax liability was recognized under Canadian GAAP. The reversal of the deferred income tax liability recognized on the acquisition of Frontier results in an adjustment to decrease property, plant and equipment by $51,440, decrease deferred income tax liabilities by $37,582 and increase deficit by $13,858 at January 1, 2010.

Further, during Q3 2010 Eldorado completed the acquisition of all of the issued and outstanding common shares of Brazauro that it had not already owned. This transaction was accounted for as an asset acquisition and a deferred income tax liability was recorded under Canadian GAAP. The reversal of the deferred income tax liability recognised under Canadian GAAP resulted in an adjustment to decrease property, plant and equipment by $47,682 and decrease deferred income tax liabilities by $49,441 as of December 31, 2010 and a foreign exchange gain of $1,759 being recognized in the income statement during Q3 2010 and for the year ended December 31, 2010.

The reversal of these deferred income tax liabilities resulted in a reduced foreign exchange movement under IFRS compared to Canadian GAAP during Q4 2010 and the year ended December 31, 2010, resulting in an adjustment to further decrease deferred income tax liabilities by $1,685 and an increase in foreign exchange gain for the same amount.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Explanation of transition to IFRS (continued)

ii)

Under Canadian GAAP, no future tax assets or liabilities are recognized for temporary differences associated with the cost of non-monetary assets and liabilities of subsidiaries where the tax basis is measured in a currency different from the functional currency. IFRS requires that deferred taxes be recognized in respect of these foreign exchange differences by translating the tax bases of the assets and liabilities at the period end rate and comparing to the accounting carrying value calculated at historical rates.  Upon adoption of IFRS, this resulted in an adjustment to decrease property, plant and equipment by $1,864, decrease deferred income tax liability by $1,620 and increase the deficit by $244.

For the quarter ended March 31, 2010, this resulted in an adjustment to increase the deferred income tax liability by $2,739, decrease the foreign exchange gain by $2,121 and increase deferred income tax expense by $618.

Further to the adjustment at January 1, 2010, for the year ended December 31, 2010 this resulted in an adjustment to decrease the deferred income tax liability by $11,297, increase foreign exchange gain by $8,779 and decrease deferred income tax expense by $2,518.

As required under IFRS, all deferred taxes are reclassified and presented as non-current in the balance sheet.

b)

i)

Under Canadian GAAP, Eldorado applied the corridor method of accounting for actuarial gains and losses.

Under this method, gains and losses are recognized only if they exceed specified thresholds. Under IFRS the Company has not used the corridor method, resulting in the carrying value of the net liability for pension fund obligations and deficit increasing by $2,020 to recognize cumulative net actuarial losses as at January 1, 2010 in accordance with the IFRS exemption.

For the year ended December 31, 2010, actuarial losses of $2,635 were recognized within other comprehensive income. The recognition was recorded in Q4 2010.

ii)

Under IFRS, Eldorado expenses the cost of past service benefits awarded to employees under post employment benefit plans over the period in which the benefits are vested. Under Canadian GAAP, Eldorado expensed past service costs over the weighted average service life of active employees remaining in the plan. This adjustment increased benefit fund obligations and deficit by $2,665 as at January 1, 2010.

For the year ended to December 31, 2010 this resulted in an adjustment to decrease the pension expense by $1,440, decrease the foreign exchange gain by $403 and decrease the pension liability by $1,037. The decrease in the pension expense for the quarter ended March 31, 2010 was $412 recorded in the income statement with an increase to the pension liability for the same amount.

As required under IFRS, the pension liability is presented as a separate line item. Accordingly, these amounts have been reclassified in the financial statements.

c)

IFRS requires that asset retirement obligations are discounted using a current discount rate specific to the related liability or a risk-free interest rate if risks are incorporated into the related cash flows. Under Canadian GAAP, a credit adjusted risk-free rate was used. As a result, the asset retirement obligation recorded at January 1, 2010 has been re-measured using the risk-free discount rate in effect at that date, given that risks have been incorporated into the related cash flows, and an adjustment has been recorded to the corresponding asset. This resulted in an increase in property, plant and equipment of $370, an increase in asset retirement obligation of $429, a decrease in the deferred income tax liability of $11 and an increase in deficit of $48 at January 1, 2010. As a result of this, the accretion of the liability increased under IFRS.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Explanation of transition to IFRS (continued)

In addition to the adjustment at January 1, 2010, the Company revised the asset retirement obligation estimates at December 31, 2010, resulting in an adjustment to the asset retirement obligations and  property, plant and equipment. Under IFRS, the asset retirement obligation recorded at December 31, 2010 has been re-measured using the discount rate in effect at that date, and an adjustment has been recorded to the corresponding asset. This item resulted in an increase in property, plant and equipment of $6,996, an increase in asset retirement obligation of $8,524, a decrease in the deferred income tax liability of $388, an increase in asset retirement obligation costs of $1,163 all as at December 31, 2010, and for the year ended December 31, 2010 an increase in depreciation of $365 and a decrease in deferred income tax expense of $297 related to the asset retirement obligation costs and $91 related to the depreciation.

For the quarter ended March 2010, these adjustments decreased the property, plant and equipment by $91 and increased the depreciation expense by the same amount.

d)

Under IFRS, the non-controlling interests’ share of the net assets of subsidiaries is included in equity and their share of the comprehensive income of subsidiaries is allocated directly to equity. Under Canadian GAAP, non-controlling interests were presented as a separate item between liabilities and equity in the statement of financial position and the non-controlling interests’ share of income and other comprehensive income were deducted in calculating net income and comprehensive income of the entity.

Non-controlling interest of $26,144 at January 1, 2010 has been reclassified to equity. Similar adjustments were made at March 31, 2010 ($27,664) and December 31, 2010 ($36,021).

e)

IFRS requires provisions to be recorded at fair value rather than carrying value, therefore the severance provision at January 1, 2010 in Turkey was reduced by $975, creating a deferred tax liability of $195 on transition. The offsetting entry for these adjustments was recorded against retained earnings. During the 2010 year the provision was decreased by $375 and the deferred tax liability increased by $75. The decrease has been accrued over the year on a straight-line method, with the offsetting entry recorded in the income statement.

f)

As part of the IFRS transition and the evaluation of components of property, plant and equipment, the Company recorded at January 1, 2010 a decrease of $315 to property, plant and equipment, a decrease of $63 to the deferred tax liability and an increase of deficit of $252.